UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD

SPECIALIZED DISCLOSURE REPORT

ANIXTER INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Delaware	94-1658138
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Commission File Number: 001-10212

2301 Patriot Blvd.
Glenview, Illinois 60026
(224) 521-8000
(Address and telephone number of principal executive offices)

Theodore A. Dosch
(224) 521-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Overview

Anixter International Inc., founded in 1957, is headquartered near Chicago, Illinois and trades on the New York Stock Exchange under the symbol AXE. Through Anixter Inc. and its subsidiaries (collectively “Anixter” and sometimes referred to in this report as “we,” “our,” “us,” or “ourselves”), we are a leading distributor of enterprise cabling and security solutions, electrical and electronic wire and cable products, OEM Supply fasteners and other small parts (“C” Class inventory components).
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses. We support industry-wide efforts to identify, reduce and hopefully eliminate the use of Conflict Minerals (as defined below) originating from the Democratic Republic of the Congo (the "DRC") and adjoining countries to the extent believed to be financing or benefiting groups committing human rights violations. We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). To these ends, we have adopted a company policy (the "Conflict Minerals Policy") which is publicly available on our website at www.anixter.com.
As used herein and in the Conflict Minerals Policy and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers develop Conflict Minerals policies, due diligence frameworks and management systems that are designed to prevent Conflict Minerals originating from the DRC or an adjoining country, to the extent that they benefit groups committing human rights violations, from being included in the products sold to us.
Applicability of the Conflict Minerals Rule to Our Company
We are primarily a distributor of third-party products and are engaged in only limited manufacturing. Our manufactured products include fasteners and other small parts manufactured at our facility in Wood Dale, Illinois. These products constitute only a very small part of our overall business. In 2013, revenue from the sale of products manufactured at our Wood Dale facility represented less than 1% of our total revenue. In addition, Conflict Minerals content constitutes only a small portion of the materials content of our manufactured products which contain Conflict Minerals necessary to the functionality or production of such products.
We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, because of the complexity, depth, geographic diversity and continuing evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit to this Form SD, we seek to establish sourcing practices that encourage compliance up our supply chain.

As a distributor, we provide our customers with access to approximately 450,000 third-party products. To the extent that these products contain Conflict Minerals, we also seek to obtain from our direct suppliers information regarding the origin of the Conflict Minerals contained in the third-party products we purchase, to enable us to provide to our customers the information they may need to fulfill their own obligations under the Conflict Minerals Rule or their own internal Conflict Minerals policies.
Conflict Minerals Report
A Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website at www.anixter.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
We have filed a Conflict Minerals Report because, for 2013, some of the products that we manufactured contained Conflict Minerals of undetermined origin that were necessary to the functionality or production of such products. However, based on responses from our suppliers in respect to 2013, none of the necessary Conflict Minerals contained in our manufactured products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.
Section 2 Exhibits
Item 2.01 Exhibits
1.02 Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ANIXTER INTERNATIONAL INC.

June 2, 2014	By: /s/ Theodore A. Dosch
Theodore A. Dosch
Executive Vice President - Finance
and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

4